UNITED STATES OF AMERICA
            BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.


_________________________________

IN THE MATTER OF
NATIONAL FUEL GAS COMPANY                      CERTIFICATE
FILE NO. 70-8109                               PURSUANT TO
                                               RULE 24

(Public Utility Holding Company
Act of 1935)
_________________________________


          This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions referred to below have been carried out in accordance with the terms and conditions of and for the purposes represented by the Declaration, as amended, of National Fuel Gas Company ("National"), in the above file, and pursuant to the Order dated March 5, 1993 of the Securities and Exchange Commission with respect thereto.

         The following individuals, during the period July 1, 1997
through September 30, 1997, exercised Incentive Stock Options
("ISO's") or Non-Qualified Stock Options ("NSO's"), as identified below:
                                                                  Number of
                                                       Number of   Shares of
                                    Exercise            Shares    Stock Used
                     Type   Date     Price              Acquired   in Stock-
                      of     of      Per      Exercise  Through    for-Stock
 Name                Grant  Grant    Share     Date     Exercise   Exercise

Joseph P. Pawlowski  NSO   8/29/95  $27.9375   9/24/97     7,524     4,677
Donald A. Brown      ISO   8/29/95   27.9375   9/30/97     3,579       -0-
Donald A. Brown      NSO   8/29/95   27.9375   9/30/97     1,421       -0-


          These were the only exercises of options pursuant to the National Fuel Gas Company 1993 Award and Option Plan during the period July 1, 1997 - September 30, 1997.

          In witness WHEREOF, National has caused this certificate to be executed this 8th day of October, 1997.



                                By /s/ James R. Peterson
                                       James R. Peterson
                                      Assistant Secretary